Exhibit 99.3

Operator Instructions:

Greetings and welcome to the Sandbridge Acquisition Corp and Owlet Baby Care Combination Conference Call and Webcast. At this time, all participants are in a listen only mode.

If anyone should require operator assistance during the conference, please press *0 on your telephone keypad. As a reminder, this conference is being recorded.

Before we begin, I would like to remind everyone that our remarks will include forward-looking statements under Federal Securities laws. Such forward-looking statements include statements with respect to the estimated timing of the proposed transaction between Sandbridge Acquisition Corp. and Owlet, the anticipated future operating performance of Owlet and other remarks regarding Owlet’s growth strategy and opportunities. Words such as "may", "should", "expect", "estimate", "anticipate" and "potential" and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on current expectations that are subject to known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from expectations, and include those risks and uncertainties discussed in the registration statement to be filed by Sandbridge with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and, except as required by law, Sandbridge and Owlet undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

It is now my pleasure to introduce your host, Mr. Ken Suslow, CEO of Sandbridge Acquisition Corp. Thank you, Mr. Suslow, you may begin.

Ken Suslow

Good morning everyone, and many thanks for taking the time to join us. I’m Ken Suslow, CEO of Sandbridge Acquisition, and founder of consumer private equity firm Sandbridge Capital. On behalf of my Sandbridge colleagues, including Domenico De Sole, who will be joining the Owlet board alongside me, as well as Tommy Hilfiger, who is a valued advisor to our Sandbridge SPAC, we could not be more excited to be partnering with the highly impressive Owlet team. Collectively my partners and I have decades of experience partnering with high growth disruptive consumer brands, and helping to shape them into ever stronger and more global brands over time – we fully intend to bring this same level of expertise to what is already an exceedingly strong brand in Owlet.

With its core mission devoted to fully modernizing the connected nursery ecosystem of the future, Owlet candidly slots right down the middle of our preferred strike zone of high growth brands that strongly connect with their consumer. There are so many ways to win when this trusted quality is extended from brand to consumer and then back again.

In fact, when we were raising our IPO last summer with the PIMCO private funds as our 50/50 partner, I expressed to investors that our one and only charge was to find a best-in-class consumer growth brand with an all important unfair advantage, and then to get the deal done at a fair, yet compelling price. We looked at 50 plus companies within our global network over several months, and Owlet clearly impressed as the purest example of a brand with just such an unfair advantage - with its competitive moat, supported by the Company’s substantial technology head start and proprietary data flywheel, the combination of which has effectively translated into strong brand equity and high barriers to entry, all in a compellingly attractive sector with a very large global TAM.

Importantly, we believe the current Owlet business would be a successful IPO in any market given the strong top line growth and demonstrable underlying profitability of its core business alone. Yet as investors, we also benefit from a story that has so much built in optionality - with their anchor products providing the Company with the ideal launching pad into building the connected nursery ecosystem of the future, along with a substantial data driven telehealth opportunity as well.

Last but certainly not least, we are thrilled to partner with the exceptional Owlet management team, as well as the Company’s Chairman and largest shareholder, Lior Susan of Eclipse Ventures. And to be clear, none of the major shareholders are selling into the deal. It also bears mentioning that we have extended the lock-up for all Owlet investors and insiders - suffice it to say, something that is far from typical in SPAC deals. And finally, Sandbridge will be taking 50% of our sponsor shares as an earn out given both our confidence in the transaction, as well as our strong belief in always looking to align our interests with those of our investors in every deal we do as a firm.

And with that, I’ll turn it over to Owlet’s Chairman, Lior Susan, for a few words. Over to you, Lior.

Lior Susan

Thank you so much Ken.

My name is Lior Susan, the Managing Partner of Eclipse Ventures and Chairman of the Board at Owlet.

At Eclipse we build and invest in early-stage companies using a full-stack approach to redefine massive, essential industries. We believe that in order to modernize a large industry, it’s not enough to be incremental and tackle only part of the stack, instead we work alongside founders as they bring together software, hardware, semiconductors, Artificial Intelligence and other digital technologies, to build a market leader in their category. There is prior art with companies like Tesla, Peloton, Livongo and others to demonstrate the transformative power of integrating multiple layers of the technology stack. When we met Owlet 5.5 years ago it was clear to us they were going to build a platform that would redefine how we monitor our babies’ sleep, safety and wellbeing.

It has been an absolute pleasure to see the company rise. We couldn’t be more excited to partner with Sandbridge and the Owlet team to start the next chapter of this incredible organization.

I will now pass it to my Partner, Co-Founder and CEO of Owlet, Kurt Workman.

Kurt Workman

Thanks Lior and thanks Ken. And thanks to everyone who has joined us on today’s webcast for your interest in Owlet. By way of introduction, I’m Kurt Workman, one of the founders and CEO of Owlet.

On behalf of my entire team, I’d like to say how pleased we are to be combining with Sandbridge in order to enable Owlet to increase its share of what we believe is a potential addressable market that exceeds $80 billion. Since our founding in 2013, we have benefited from having mission-driven investors, like you just heard from Lior, who share our vision of redefining the ways in which new parents are supported. That mission is to keep every baby happy and healthy, and to empower parents to proactively monitor the health and wellness of their children.

Our platform ties together the very best of consumer experience, full stack technology, and healthcare to solve the unique needs of parents as they become caregivers for the first time.

I want to take a second to share my own story. I’m a father of three beautiful children. And if any of you are parents out there, you remember what it felt like to leave the hospital for the first time with your new baby as you walked outside of those doors and you realize: it’s all up to you. I remember wondering, how can I keep an eye on my baby at home and how can i make sure they are ok?

That’s where the idea for Owlet was born.

Every parent worries about their baby’s safety, health and sleep. And you compound that with the fact that parents lose an average of 44 nights of sleep in year 1 alone.

A newborn goes from being a single cell to walking in just 20 months, and parents become caregivers overnight. In fact, parents become the doctor, the nurse, dietician, teacher, and sleep trainer, so if life is a river, these years between conception and kindergarten – these are the rapids.  Parents are searching for solutions that can help them manage their parenting needs across the various stages of a child’s early life.

Instead of comprehensive solutions, what parents encounter is a very fragmented and disjointed market where, where in addition to the roles I just mentioned, they have to take on one extra role: that of being an IT expert.  In order to have a complete picture of a baby’s health and wellness, parents end up utilizing dozens of disconnected apps and products.  We believe technology in the area of parenting is ten years behind technology in other markets, and parents are the ones suffering from this lack of consolidation.

We all see the value of these incredible full stack ecosystems like Apple, irythm and Peloton and that’s what Owlet is building in order to transform parenting. We think a holistic, purpose-built, ecosystem approach will best enable us to capture a disproportionate share of a massive market that has gone unaddressed for too long.

Owlet is a leader in bringing modern technology to modern parenting and the results have been phenomenal.

Our flagship product is the Owlet Sock baby monitor. It has redefined how parents think about monitoring. In fact, when we started Owlet, we would go to Target stores and conduct customer research, and were kicked out of our fair share of Target stores. Today, the Owlet Sock is the number one monitor at Target, and has been trusted by over a million parents.

The Sock is also now the anchor component within what we consider the first real ecosystem in this space. We have integrated the Sock with our camera and sophisticated sleep coaching software, called Dream Lab. And the ecosystem has delivered terrific results. Approximately 94% of parents have reported better sleep, and 80% of the parents that use Dream Lab sleep through the night within seven days. Our user engagement is also very high; parents that use the app open it an average of nearly 8 times per day.

I would like to talk for a moment about our Owlet Band, which we are developing as a comprehensive pregnancy tracker to provide expectant mothers with the ability to monitor a baby’s well-being in utero, in addition to monitoring the mother’s own wellness and contractions. It was ranked as the #1 wearable tech product at CES in 2019 and we are thrilled with its potential.

We believe we have the most compelling brand in digital parenting today. We are the #1 brand choice of parents and we have an awarded technology as you can see.  We’ve measured the Net Promotor Score for our Owlet Sock to be 76, which would set it apart from others in the space and compare very favorably to other consumer brands and electronics products, and our recent product introductions, including Duo and Dream Lab, are also off to a good start. In addition to the strong net promotor score for the Owlet Sock, we have won fifteen design and innovation awards and 21 baby industry awards, which we believe further illustrates the strength of our brand.

Now we all understand that compelling anchors drive the ecosystem. Parents rely on Owlet to gather information about sleep and health 10 to 12 hours per day, so it’s unlike any other product in the nursery. We are using that anchor position to drive intelligent action from these other products, and our software enabled services, to help with the many roles we mentioned earlier. We have already done that with respect to the role of sleep trainer with our Dream Lab software, which is our way of holding a child’s hand – holding a parent’s hand - through their sleep training process.

This represents the vision that our retail partners are so excited about. When you think about the retail landscape for parenting products today, it forces parents to piece together a complete experience themselves. And that represents a challenge for parents who crave simplicity.

This connected ecosystem drives a meaningful moat for us in the market. We believe an integrated solution set increases product switching costs while at the same time our robust dataset makes it harder for competitors to match our value, as our proprietary, data-driven products and services serve to expand our ecosystem. Our “data flywheel” shows how our innovation drives product demand, which in turn drives more data, and thereby enables us to analyze that data to build better solutions, and so-on. We believe this flywheel makes it that much harder for competitors to catch up to Owlet’s head start. We have 33 globally issued patents and 38 registered trademarks, which serve as the backbone to our connected ecosystem and brand.

Our goal is to continue taking that ecosystem to the next level. We have already started investing in what we call “category creating activities”. One of the priority category creating activities is the pursuit of FDA marketing authorization for our BabySat, the medical monitor version of our Sock; we have been conducting clinical studies and investigating the full dataset that we have around infant health in order to pursue and support marketing authorization.  We think that Owlet will become the platform that bridges the gap between healthcare and the home, especially in a post-COVID world if telemedicine is here to stay.

I’m now going to turn it over to Jordan Munroe, our co-founder and Chief Innovation Officer, who will talk more about some of these innovation opportunities for our products.

Jordan Munroe

Thanks, Kurt. Like Kurt said, we really have built a fantastic consumer brand and we are extremely proud of that. But when we started this company, we set out with the intention to build products that would improve the health of children everywhere and frankly change the world. That is what wakes me up in the morning and this is the vision that excites and energizes our employees. So I feel lucky to walk through this next section with everybody because the future of the company is something we are all very passionate about.

I'd love to set the stage with just how important our society takes infant health and safety. The car seat is a great example. I'm a father of three beautiful, crazy little boys, and with every one of my children, they wouldn't let me leave the hospital until I could show them two things. One, that I had a brand new car seat that wasn't outdated or reused. And then two, that I knew how to put my child into the car seat correctly.

It didn't matter that I had two other toddlers watching; the hospital staff still made sure that I knew how to do it. In many states, hospital staff even accompany parents to the car to make sure that they know how to install a car seat correctly into the car. We see similar examples with the legislation around back up cameras in cars, garage door openers, and infant congenital heart defect screenings. These examples all illustrate the same fact: our society takes health and safety very, very seriously.

Now, what's interesting is that is when we look at the numbers, there are 80 infants that passed away due to car accidents every year. But when you compare that to Sudden Unexpected Infant Deaths in the home, it is a 3,500 infant death problem each year. Let that sink in for a second. It's orders of magnitude larger than the problem that we work so hard to neutralize with car seats. We believe Owlet has real potential to develop products that can address this problem.

We also believe that one day every baby will come home from the hospital with monitoring just as every baby comes home with a car seat. Similar to how we look back on past generations and think it is crazy that they didn't have car seats, we believe future generations will look back at us and think how crazy it is that children did not go to sleep with a monitor.

With the “Every Baby’ future, there are two massive opportunities in front of us.  Kurt talked about the consumer opportunity and how the Sock becomes a compelling anchor that connects the entire nursery experience. I just want to point out that this anchor becomes even more compelling when it hits the adoption level of the car seat.

There is also a powerful clinical opportunity. We believe that a medical version of the Sock we are in the process of developing has potential to become a critical tool for pediatrics.

As you can see in this slide, the first few years of life are very expensive from a healthcare standpoint. Healthcare costs are very bimodal; there's a ton of cost upfront and also towards the end of life. In fact, in the first year of life alone, there's 3.4 million E.R. visits, 14 million sick visits and 16 million well visits. The reason that an apparently healthy child is expected to see their pediatrician eight times in the first year is because a lot can go wrong in that first year.

This is the whole idea of preventative healthcare: the sooner you can catch a condition the better the outcomes. In fact, all these things we've outlined here on the bottom left of the slide are items that clinicians are looking out for in the first year. Now at this point, I bet you are starting to recognize the opportunity that we see. The Owlet Sock is already being worn by the child for 12 hours a day. We believe we have the opportunity to develop medical versions of the Sock to screen for all the same conditions listed on the bottom left, similar to how the new Apple Watch can screen for atrial fibrillation.

I love these two graphs on the right because they highlight just how different a child can be with one condition versus a child with another condition, and you can see the heart rate and the oxygen levels as indicated with the red and blue lines are night and day different between the child on the top versus the child on the bottom. In fact, just last week a study was published in the Journal of Pediatrics by Cleveland Clinic and the University of Michigan that found that supraventricular tachycardia, or SVT, is occurring in children at a rate of 10x what was previously thought based on an analysis of the Smart Sock data. The study goes on to outline what percent of SVT cases resolve themselves. This is just the tip of the iceberg in terms of the potential health applications we believe could be possible with Owlet’s medical-grade pipeline products designed to advance infant healthcare.

A review of our large body of data from the use of the Smart Sock leads us to believe there are seven to eight other opportunistic screenings that we could help develop. The goal here is that we would be able to notify parents of potential risks and that they could then work with their pediatrician to get the best care for their child. Screenings like this have the potential to save lives and, subject to the development and receipt of marketing authorization for those features, we believe would make our products a critical tool for pediatrics.

Successful development of these medical applications would position us really well with the emerging telehealth opportunity. We all know that thanks to COVID, telehealth is here to stay. As doctors become more of a commodity within telehealth -- meaning that a doctor can take consults on any telehealth platform that meet certain technical requirements -- parents can more easily consult with their child’s pediatrician remotely without having to go to the ER.  What is really crucial is who owns the relationship with the customer and more importantly, who can predict when a child is going to need to engage with the health care system.

Now, as Kurt said, we benefit from a really high user engagement with our product as it stands today. Users are opening our app close to eight times a day and spending over an hour checking on their healthy baby. And you can imagine that when the child gets sick, that engagement goes way up. As parents check in constantly on their child during an illness, this is the time for us to help parents and to offer them the opportunity to schedule a telehealth visit within our app with their child’s doctor where the doctor can view the vitals data. This is where we see the future of our products and platform.

Even more compelling, the number one reason for pediatric E.R. visits are respiratory issues. Many parents are familiar with those “just in case visits”. I have experienced it with all three of my boys; it’s 2AM and we just want to be sure something is not wrong, so we head into the ER and end up paying $1000 just to be sent back home. We believe doctors that utilize an Owlet telehealth platform would be really well positioned to help parents in those types of challenging times.

So we've talked about telehealth. We've talked about getting to every baby. But I'd like to stop and talk about how we get there.

The first step is investing in medical devices. As I said at the beginning, this has been our vision from day one. So even back in 2018 when this was a big investment and we were a smaller company, we kicked off development for our BabySat medical device. We initially submitted a request for marketing authorization to the FDA at the end of 2019. The next step is research. We have 12 research projects either in progress or completed. As we can continue to work on generating safety and efficacy data for our products for medical uses, and if we obtain FDA clearance for our medical devices, the opportunity for parents to use our telehealth platform gets amplified, and the potential for legislation to be enacted, and coverage and reimbursement from third-party payors for providers prescribing our cleared products, become possible.

I'd just like to wrap up by saying that investing in the clinical aspects of our business is foundational to our vision, and to winning long term. We have been investing in this area for several years and will continue to invest here, because our clinical impact can create a competitive moat as well as a massive growth opportunity for us.

With that I’m going to turn the presentation back over to Kurt, who will walk us through our growth strategy.

Kurt Workman

Thanks Jordan.

So Owlet is sitting at the top of this mountain of opportunity. And we’ve just begun our descent.

And I’d like to talk about the four pillars of our expansion that we believe will take us to a billion dollars in revenue. First, we are just barely scratching the surface of market penetration in the United States with our existing products. Second, retailers and parents are begging for an integrated, holistic platform to make life easier. Third, we are investing in our telehealth and medical device strategy in order to open up the door to potential payor reimbursement. And finally, we see a rapidly growing middle class in Europe, Asia and Latin America, with parents that are looking for the best for their baby just as they do here in the United States.

We see a tremendous opportunity to continue to build our brand, expand our distribution footprint, and drive additional value development into our solutions. As an example of a region where we have driven strong adoption, I want to illustrate how we have captured share in Nebraska. In that state, 1 in 5 babies uses an Owlet device. We partnered with a parent advocacy group and they’ve done a tremendous job telling our story in a local and authentic way.

If you extrapolated the Nebraska strategy and market penetration across all of the states in the US with our existing products, this would equate to $1 billion in revenue alone, highlighting the massive potential for us to grow through further brand development and market penetration.

We are in a regular dialog with the largest retailers in the country, and they are increasingly aware of the importance of parents as a crucial customer demographic. As an example, just a few years ago Best Buy added a whole new “connected nursery” section to their stores. They are looking to Owlet to help them build that out by specifically targeting more Internet of Things integrations, coaching software like Dream Lab, and other consumables and services. We are also adding some no brainer categories in subscription and consumables that will help us tie together that customer relationship across multiple children, building a 6 to 10 year relationship with each family.

We believe that as we add new services into the ecosystem, this will drive meaningful expansion in the long term value ascribed to an Owlet Customer, which stood at a potential $547 in 2020, but is expected to expand to over $3,000 by 2025 as we execute on our strategy. We believe the economics of such an expansion are compelling, given that they are coupled with leverage in both brand awareness and distribution. This is evident in our projected customer acquisition cost, which we forecast will drop from $30 in 2020 to $22 in 2025.

I would now like to expand upon what Jordan mentioned with respect to our strategy to expand into medical devices and telehealth. We see a really great opportunity to bring traditionally facility-based baby care  out from within the four walls of the hospital and into the home. We envision Owlet’s future medical device products as helping to support babies with underlying health conditions, complementing our future OTC medical device products to support healthy babies. We see an increasing demand for products that opportunistically screen healthy babies for healthy conditions. The data generated by these products could enable a remote clinician to make a more informed diagnosis and decision as to a child’s care.

If we are authorized by regulators to offer features of our products that use our data in this fashion, integrating telehealth into our application becomes very logical and natural. We strive to make care more convenient and improve health outcomes. Apart from the health benefits, we believe this kind of early intervention can also save the healthcare system financially, and will open up new market opportunities for Owlet in telehealth.

I’d now like to address our plans for International expansion. Although our existing primary market is in the United States, we want to take the lessons learned from here and leverage them in other regions. We are planning to expand further into Europe this year, where there are more babies born than here in the US. After Europe, we see a sizeable market opportunity in Asia and Latin America, as both are regions we intend to target by 2025. Asia alone is nearly four times the size of the US baby care market, and is also characterized by a consumer preference for product imports due to safety reasons.

Our expanding ecosystem, efforts to build brand awareness, international expansion, and our foray into medical devices and telehealth, all join together to drive a large and expanding TAM. We believe that this TAM, which our estimates suggest stands at $23 billion today, can grow 37% annually through 2025, reaching a potential TAM of $81 billion.

When we begin to partner with parents even earlier in their journey and have the relevant products and services across that experience, we build a really strong financial opportunity and financial moat that makes it hard for point solutions to come in and compete.

I’d like to turn the presentation over to Michael Abbott, our President and CFO, who will talk to you more about our financial model and long term targets.

Michael Abbott

Thanks Kurt. Before discussing the long-term model, let me provide some insight into 2020 preliminary results. Our revenue grew 51% in 2020 to $75.2 million, while gross margin improved 150 basis points to 47.5%, despite sourcing headwinds resulting from COVID 19. Improvements in our CAC drove spend efficiency, and we were EBITDA-positive, in aggregate, across the final six months of 2020.

Shifting gears, I’d like to talk about our long-term model. Throughout this presentation you’ve heard the team reference two key points: our large addressable market, and our integrated ecosystem solution.

First, Owlet has a large, underserved, and growing potential TAM, $81.0 billion, that we intend to pursue aggressively, and second, that as we consolidate this space, there are numerous product opportunities to drive growth and customer LTV by building out the Integrated Nursery Ecosystem across hardware, software, and healthcare.

A few highlights as it pertains to our long term targets:

By investing efficiently with the proceeds that we will generate from this transaction, we will achieve a 69% CAGR between 2019 and 2025 if we execute on this forecast. We expect gross margin to continue to improve, increasing over 1,000 basis points from 2019 to our 2025 target gross margin of 56.3%. We plan to invest a significant portion of the transaction proceeds between now and 2023, and we expect to become profitable on an EBITDA basis during 2024. Lastly, despite rapid top-line growth, we believe our TAM penetration in 2025 will remain relatively low at 1.3%, signaling additional opportunity for long-term growth. We believe now is the time to invest and accelerate the growth of our business.

We are proud of Owlet’s historical capital efficiency, having raised less than $50 million to date to drive the business to where it is today, a $100 million plus revenue run rate business. We expect to use the proceeds from this transaction in a similarly efficient and intelligent fashion.

This slide highlights a high-level view of our projected use of both the $130 million PIPE and up to $195 million in net SPAC funds. We estimate that we will deploy $145.5 million towards internal solution development and also towards potential acquisitions. We have constructed a pipeline of potential acquisition targets, with an emphasis on supporting our hardware and healthcare strategy. The proceeds will also support additional spending on clinical research, customer acquisition, international expansion, and infrastructure upgrades.

Lastly, I want to talk about the Owlet investment thesis, and what makes Owlet an attractive business model. First, we believe our TAM penetration expectations are realistic, achievable, and carry the potential for upside. Second, we believe we have sustainable, competitive advantages in such areas as data, brand, and technology that will continue to compound over time. Third, Owlet has at its core a well-balanced growth strategy driven by both current and new products. Fourth, we have an extensive multi-channel distribution platform, leveraging both online and traditional retail channels, that we expect to continue to optimize and expand. Fifth, we expect to drive revenue CAGR of 69% between 2019 and 2025. And finally, our strong margin profile should continue to expand, supporting internal cash flow generation and eventual profitability.

I will now turn the call over to Richard Henry, CFO of Sandbridge. Richard?

Richard Henry

Thanks Mike. I’ll briefly walk through Owlet’s relative valuation and benchmarking. Owlet’s disruptive data-driven technology ecosystem positions the company alongside best-in-class med-tech and disruptive tech peers. We’ve also included high growth consumer brands as an additional reference point just to show how Owlet’s strong growth profile also stacks up against this peer set.

As you can see, Owlet possesses a rarified combination of underlying profitability and strong core growth all within a large and growing TAM.

We believe Owlet is among the best in class among peers from both a revenue growth perspective and profitability profile. And while near-term growth is strong, we are even more excited about the longer-term upside with expanding software service capabilities and telehealth.

You can see just how compelling the Owlet transaction valuation is at approximately 6 times projected 2022 revenue. Furthermore, on a growth adjusted multiple basis, which takes into account Owlet’s strong growth profile, the relative transaction valuation is even more compelling.

In closing, Owlet has a strong core growth business with a great deal of optionality, in addition to a valuation multiple ‘re-rating’ opportunity as the company continues to execute on its growth plan. With that we will close; thanks everyone for your time today.